UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to

Commission file number - 001-34045

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Colfax Corporation 401(k) Savings Plan Plus
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Colfax Corporation
420 National Business Parkway, 5th Floor
Annapolis Junction, MD 20701

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Colfax Corporation 401(k) Savings Plan Plus
Annapolis Junction, Maryland

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Colfax Corporation 401(k) Savings Plan Plus (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information

The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2014.

Charlotte, North Carolina
June 24, 2020

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018

Assets
Investments, at fair value	$391,220,855	$251,962,177
Receivables:
Employer contributions	201,745	212,949
Other	—	10,270
Notes receivable from participants	5,650,938	5,949,773
Total receivables	5,852,683	6,172,992
Net assets available for benefits	$397,073,538	$258,135,169

See Notes to Financial Statements.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2019

Additions to net assets attributed to:
Contributions:
Participant	$11,079,373
Employer	7,930,231
Rollovers	3,096,673
Total contributions	22,106,277
Net investment income:
Dividends and interest	7,002,741
Net appreciation in fair value of investments	44,561,294
Total net investment income	51,564,035
Interest income from notes receivable from participants	262,011
Total additions	73,932,323

Deductions from net assets attributed to:
Benefits paid to participants	35,473,619
Administrative expenses, net	103,485
Total deductions	35,577,104

Net increase prior to plan transfers	38,355,219

Transfer of assets into Plan	159,759,051
Transfers of assets out of Plan	(59,175,901)
Net increase	138,938,369

Net assets available for benefits:
Beginning of plan year	258,135,169
End of plan year	$397,073,538

See Notes to Financial Statements.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the Colfax Corporation 401(k) Savings Plan Plus (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated as of January 1, 2018, is a defined contribution plan covering substantially all employees of Colfax Corporation and participating affiliates (collectively, “Colfax,” the “Company”). Non-resident aliens, leased employees, temporary employees who are not 21 years of age and have not completed at least 1,000 hours of service during an eligibility period (except for those temporary employees covered by the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America Local 1118 (the “Roots Union”)), and employees not on U.S. payroll were not included in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Transfers and Mergers

On February 22, 2019, the Company completed the purchase of DJO Global, Inc. (“DJO”). On January 1, 2020, DJO’s existing 401(k) plan (the “DJO 401(k) Plan”) merged with, and into, the Plan (the “Plan Merger”). On December 31, 2019, in order to facilitate and implement the Plan Merger effective on January 1, 2020, the transfer of all assets from the DJO 401(k) Plan into the Plan was initiated. Net assets, including investments and participant loans, totaling $159,759,051 transferred as part of the Plan Merger and is presented within Transfer of assets into Plan in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019.

On September 30, 2019, the Company completed the divestiture of its Air and Gas Handling business. On October 21, 2019, pursuant to the sale, the Company transferred the assets of all Air and Gas Handling participants out of the Plan. Net assets, including investments and participant loans, totaling $59,175,901 transferred as part of the Air and Gas Handling divestiture and is presented within Transfer of assets out of Plan in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019.

Contributions

Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Participants, other than those covered by the Roots Union agreement, are automatically enrolled with a 2% deferral contribution upon attainment of the eligibility requirements unless the Company receives signed written documentation from the participant before this date to do otherwise. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants covered under collective bargaining agreements may receive employer nonelective and/or matching contributions based on the terms of their bargaining agreement. For the year ended December 31, 2019, these employer contributions range from 0% to 4% of eligible compensation. For participants under the Plan that are not covered by collective bargaining agreements, the Plan provides for a safe harbor employer match of up to 4% of eligible compensation contributed to the Plan. Discretionary employer contribution rates range from 2% to 4% of eligible compensation for the year ended December 31, 2019, based upon eligibility requirements as detailed in the Plan document. Participants may also contribute amounts representing eligible rollover distributions from other qualified plans. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of the investment earnings and losses. Allocations of investment earnings and losses are based on account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of contributions into various investment options offered by the Plan. As of December 31, 2019, the Plan offered 32 mutual funds, 2 common collective trust funds and Colfax Corporation common stock as investment options for participants.

Vesting

Participants vest immediately in their contributions and nonelective safe harbor contributions plus actual earnings thereon. Vesting in discretionary employer contributions is based on years of continuous service. A participant is 20% vested in the discretionary matching contribution after two years of service are completed, 40% vested after three years, 60% vested after four

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

years, and 100% vested after five years of service are completed. Discretionary employer contributions for participants subject to the Collective Bargaining Agreement vest 20% after two years of service are completed and vest an additional 20% per year until full vesting after six years. Discretionary employer contributions for Roots Union employees vest 25% after two years of service are completed and vest an additional 25% per year until full vesting after five years. Different vesting schedules may apply to certain employees as described in the Plan document due to prior Plan provisions.

January 1, 2020 Amendment

On January 1, 2020, an amended and restated agreement was adopted for the Plan to facilitate the Plan Merger. The amendment also increased the automatic enrollment deferral contribution for participants from 2% to 4% and changed the vesting schedule of discretionary employer contributions to be immediate.

Forfeited Accounts

As of December 31, 2019 and 2018, forfeited nonvested accounts totaled $100,793 and $48,410, respectively. These amounts will be used to pay administrative expenses or to reduce future employer contributions. During the year ended December 31, 2019, $545,762 of forfeited nonvested funds were used to reduce employer contributions.

Payment of Benefits

Benefits are payable upon retirement at age 65, disability, death, or termination of employment. Hardship withdrawals and in-service withdrawals at age 59 1/2 are also permitted, subject to the provisions in the Plan document and applicable law. Benefits are payable in lump sum or installment payments.

Notes Receivable from Participants

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. For loans to active participants in the Plan, loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%, which was between 3.25% and 9.50% for outstanding loans at December 31, 2019 and 2018.

Administrative Expenses

Certain expenses of administering the Plan are paid by the Plan through a service based pricing arrangement with the Trustee, Fidelity Management Trust Company. Under this arrangement, revenue paid to the Trustee by mutual funds in which participant accounts are invested is used to pay for Plan services at rates the Company has negotiated with the Trustee. During the year ended December 31, 2019, the Plan received credits from the Trustee in the amount of $50,908 which was used to pay administrative expenses. Revenue credits are presented net of expenses in Administrative expenses, net in the Statement of Changes in Net Assets Available for Benefits. Administrative expenses also include member-requested services charged to participant accounts. Investment related expenses are included in Net apppreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. Other professional fees paid by the plan are discussed further in Note 6, “Related Party and Party-In-Interest Transactions.” Certain other administrative expenses associated with maintaining the Plan may be paid by the Company and are excluded from the financial statements.

Voting Rights

Each participant is entitled to exercise voting rights for shares of Colfax Corporation common stock credited to their account at all times that Colfax shareholders vote. The participant is notified by the Trustee prior to the time such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee shall vote shares for which it has not received direction in the same proportion as directed shares were voted.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States (“GAAP”).

Recently Issued Accounting Pronouncements

In August of 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which is effective for the Company as of January 1, 2020. The ASU modifies the disclosure requirements for fair value measurements. The adoption of this standard is not expected to result in any changes to the current disclosures, as the requirements modified by the ASU are not applicable or are immaterial for disclosure.

Investment Valuation and Income Recognition

The investments of the Plan are stated at fair value. The Plan performs fair value measurements in accordance with FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”). The Colfax Corporation Retirement Plans Committee determines the Plan’s valuation policies, utilizing information provided by the investment advisors and Trustee. See Note 3, “Fair Value Measurements” for further discussion of investment valuation inputs.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

The notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. During the year ended December 31, 2019 there were $529,557 of deemed distributions from the Plan. No allowance for credit losses has been recorded at December 31, 2019 and 2018. Principal and interest are paid through payroll deductions.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the additions and deductions to net assets available for benefits for the periods presented. Actual results may differ from those estimates.

3. Fair Value Measurements

The Plan performs fair value measurements of financial instruments defining fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan reports its investments at fair value based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level One) and the lowest priority to unobservable inputs (Level Three). The three levels of the fair value hierarchy are described below:

Level One: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

Level Two: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level Three: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

A summary of the Plan's assets that are measured at fair value for each fair value hierarchy level for the periods presented is as follows:

	December 31, 2019
	Measured at Net Asset Value (1)	Level One	Level Two	Level Three	Total

Colfax Corporation common stock	$—	$1,342,964	$—	$—	$1,342,964
Mutual funds	—	362,407,877	—	—	362,407,877
Common collective trust funds	27,470,014	—	—	—	27,470,014
Total	$27,470,014	$363,750,841	$—	$—	$391,220,855

	December 31, 2018
	Measured at Net Asset Value (1)	Level One	Level Two	Level Three	Total

Colfax Corporation common stock	$—	$901,689	$—	$—	$901,689
Mutual funds	—	227,950,223	—	—	227,950,223
Common collective trust fund	23,110,265	—	—	—	23,110,265
Total	$23,110,265	$228,851,912	$—	$—	$251,962,177
__________
(1) In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient (the “NAV”) have not been classified in the fair value hierarchy. These investments, consisting of common collective trusts, are valued using the NAV provided by the Trustee. The NAV is based on the underlying investments held by the fund that are traded in an active market, less its liabilities. These investments can be redeemed in the near-term.

There were no transfers in or out of Level One, Two or Three during the year ended December 31, 2019.

Colfax Corporation common stock is valued at the closing price reported on a national securities exchange.

Mutual funds are valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Investments in the common collective trust funds can be redeemed immediately at the current net asset value. The net asset value as reported by the Trustee is used as a practical expedient to estimate fair value, which is based on the fair value of the underlying assets in the trust, less its liabilities. The underlying assets of the common collective trust funds include conventional investment contracts, synthetic investment contracts, wrap contracts and other investments. The fair value of conventional investment contracts is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of year end. Underlying investments of synthetic investment contracts are generally valued as follows: domestic and foreign fixed income securities are valued at fair value based on market values obtained from independent pricing services, quotes by dealers who are market makers in these securities, or by a methodology approved by the trust. Commercial paper and other investment securities with less than 60 days to maturity when purchased are valued at amortized cost, which approximates fair value. Investments in regulated investment companies or collective investment trusts are valued at the net asset value per share/unit on the valuation date. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes. The fair value of wrap contracts is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

yield curve as of year end. There are no withdrawal limits, redemption frequency limits or redemption notice periods. There were no unfunded commitments for these investments as of December 31, 2019 or 2018.

The objective of the Morley Stable Value Fund, the primary common collective trust fund in the Plan, is to provide a low-risk, moderate-yield investment. Withdrawals for benefit payments and participant directed transfers to noncompeting options are made to plan participants promptly, to the extent possible, but within 30 days after notification has been received. The Morley Stable Value Fund reserves the right to delay plan sponsor initiated redemptions for up to 365 days, subject to certain conditions.

4. Risks and Uncertainties

The Plan provides for investments in various securities that are exposed to risks, such as interest rate, credit and overall volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in future Statements of Net Assets Available for Benefits. As of both December 31, 2019 and December 31, 2018, three investments, Fidelity Contrafund Class K, Fidelity 500 Index Fund and Vanguard Target Retirement 2030 Fund Investor Shares, represent approximately 31% of total Net assets available for benefits.

5. Tax Status

The Plan is a prototype plan of the Trustee which received an opinion letter on March 31, 2014, in which the Internal Revenue Service stated that the form of the Plan document was acceptable under the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving that letter. However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income tax has been included in the Plan's financial statements.

6. Related Party and Party-in-Interest Transactions

Certain Plan investments consist of units of mutual funds managed by affiliates of the Trustee. Plan investments also include Colfax Corporation common stock. Colfax is the administrator of the Plan. Certain fees of administering the Plan are paid to the Trustee by the Plan. For the year ended December 31, 2019 total fees paid to the Trustee were $108,542. Audit fees for the Plan are paid to the independent registered public accounting firm by the Plan. For the year ended December 31, 2019, total fees paid to independent registered public accounting firms were $27,500. For the year ended December 31, 2019, total fees paid for consultations with an external legal counsel who conducted 401(k) plan document and operations reviews were $18,351. These transactions qualify as exempt party-in-interest transactions. Notes receivable from participants also qualify as exempt party-in-interest transactions.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

8. Subsequent Events

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.
The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since December 31, 2019. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

participants. Plan management has evaluated the relief provisions available to plan participants under the CARES Act and has implemented the following provisions:

•	Special coronavirus distributions up to $100,000

•	Elections to defer loan repayments through December 31, 2020

•	Suspension of required minimum distributions for 2020

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
EIN: 54-1887631 Plan: 037

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost(1)	Current Value

Colfax Corporation(2)	Common Stock		$1,342,964
American Beacon Small Cap Value Fund Investor Class	Mutual Fund		5,076,328
American Funds New Perspective Fund Class R-4	Mutual Fund		2,811,864
BNY Mellon Global Fixed Income Fund Class Y	Mutual Fund		584,527
Cohen & Steers Institutional Realty Shares	Mutual Fund		1,628,574
Columbia Dividend Income Fund	Mutual Fund		10,228,428
Fidelity Balanced Fund Class K(2)	Mutual Fund		18,608,995
Fidelity Contrafund Class K(2)	Mutual Fund		50,599,283
Fidelity Diversified International Fund Class K(2)	Mutual Fund		15,199,447
Janus Henderson Enterprise Fund Class N	Mutual Fund		21,281,226
Janus Henderson Triton Fund Class I	Mutual Fund		6,934,118
Loomis Sayles Core Plus Bond Fund Class Y	Mutual Fund		13,589,387
Fidelity 500 Index Fund (2)	Mutual Fund		41,713,242
Fidelity Extended Market Index Fund (2)	Mutual Fund		16,058,725
Fidelity Emerging Markets Fund - Class K(2)	Mutual Fund		3,253,543
Fidelity Government Money Market(2)	Mutual Fund		101,331
Fidelity International Index Fund (2)	Mutual Fund		1,615,985
Parnassus Mid Cap Fund Institutional Shares	Mutual Fund		3,213,686
PGIM High Yield Fund- Class R6	Mutual Fund		4,140,204
Vanguard Inflation - Protected Securities Fund Institutional Shares	Mutual Fund		3,008,641
Vanguard Intermediate-Term Bond Index Fund Admiral Shares	Mutual Fund		6,056,408
Vanguard Target Retirement 2015 Fund Investor Shares	Mutual Fund		3,335,843
Vanguard Target Retirement 2020 Fund Investor Shares	Mutual Fund		14,968,481
Vanguard Target Retirement 2025 Fund Investor Shares	Mutual Fund		17,115,629
Vanguard Target Retirement 2030 Fund Investor Shares	Mutual Fund		28,901,949
Vanguard Target Retirement 2035 Fund Investor Shares	Mutual Fund		18,949,634
Vanguard Target Retirement 2040 Fund Investor Shares	Mutual Fund		18,661,613
Vanguard Target Retirement 2045 Fund Investor Shares	Mutual Fund		14,319,374
Vanguard Target Retirement 2050 Fund Investor Shares	Mutual Fund		12,254,569
Vanguard Target Retirement 2055 Fund Investor Shares	Mutual Fund		4,635,859
Vanguard Target Retirement 2060 Fund Investor Shares	Mutual Fund		1,123,685
Vanguard Target Retirement 2065 Fund Investor Shares	Mutual Fund		98,833
Vanguard Target Retirement Income Fund Investor Shares	Mutual Fund		2,338,466
Fidelity Managed Income Portfolio Class I (2)	Common Collective Trust		3,331,639
Morley Stable Value Fund	Common Collective Trust		24,138,375
Total investments per Financial Statements			391,220,855

Participant loans(2)(3)	N/A	N/A	5,650,938
			$396,871,793
__________
(1) Cost information is not required for participant-directed investments
(2) A party-in-interest to the plan as defined by ERISA
(3) Maturity dates range from January 2020 to October 2043 and annual interest rates range from 3.25% and 9.50%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant:     Colfax Corporation
Colfax Corporation 401(k) Savings Plan Plus

By:

/s/ CHRISTOPHER M. HIX	June 24, 2020
Christopher M. Hix Executive Vice President, Finance, Chief Financial Officer